Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three Month Period Ended March 31, 2021

PART I. FINANCIAL INFORMATION

PART II. OTHER INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the three months ended March 31

(in thousands of Canadian dollars)	Notes	2021	2020
Revenue	5	$190,492	$208,673
Operating expenses	6	(39,954)	(45,476)
Depreciation		(50,367)	(55,607)
Amortization		(4,115)	(4,311)
Other operating losses, net		(673)	(221)
Operating income		95,383	103,058
Interest expense	7	(41,995)	(54,734)
Interest and other income		121	4,252
Loss on changes in fair value of financial instruments		(25,124)	(43,772)
Gain (loss) on foreign exchange		35,113	(290,692)
Income (loss) before tax		63,498	(281,888)
Tax (expense) recovery	8	(21,765)	3,800
Net income (loss)		$41,733	$(278,088)

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31

(in thousands of Canadian dollars)	2021	2020
Net income (loss)	$41,733	$(278,088)
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(14,102)	99,248
Other comprehensive (loss) income	(14,102)	99,248
Total comprehensive income (loss)	$27,631	$(178,840)

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2020	$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325
Net loss	—	—	—	(278,088)	—	—	—	(278,088)
Other comprehensive income, net of tax of $nil	—	—	—	—	—	99,248	99,248	99,248
Share-based compensation	—	—	—	—	2,595	—	2,595	2,595
Balance as at March 31, 2020	$26,580	$128,315	$154,895	$752,967	$77,472	$83,746	$161,218	$1,069,080

Balance as at April 1, 2020	$26,580	$128,315	$154,895	$752,967	$77,472	$83,746	$161,218	$1,069,080
Net income	—	—	—	523,666	—	—	—	523,666
Issuance of share capital on settlement of restricted share units	—	803	803	—	(1,729)	—	(1,729)	(926)
Other comprehensive loss, net of tax recovery of $3,584	—	—	—	(10,109)	—	(131,670)	(131,670)	(141,779)
Share-based compensation	—	—	—	—	9,905	—	9,905	9,905
Dividends declared on Director Voting Preferred Shares	—	—	—	(10)	—	—	—	(10)
Balance as at December 31, 2020	$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936

Balance as at January 1, 2021	$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936
Net income	—	—	—	41,733	—	—	—	41,733
Other comprehensive loss, net of tax of $nil	—	—	—	—	—	(14,102)	(14,102)	(14,102)
Share-based compensation	—	—	—	—	1,711	—	1,711	1,711
Balance as at March 31, 2021	$26,580	$129,118	$155,698	$1,308,247	$87,359	$(62,026)	$25,333	$1,489,278

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents		$883,091	$818,378
Trade and other receivables		43,593	51,928
Other current financial assets		438	448
Prepaid expenses and other current assets		26,360	22,861
Total current assets		953,482	893,615
Satellites, property and other equipment	5, 9	1,300,287	1,318,526
Deferred tax assets		79,955	79,912
Other long-term financial assets		19,293	53,425
Other long-term assets	5	9,833	9,922
Intangible assets	5	772,381	779,190
Goodwill		2,446,603	2,446,603
Total assets		$5,581,834	$5,581,193

Liabilities
Trade and other payables		$46,733	$30,091
Other current financial liabilities		52,290	35,880
Other current liabilities		95,150	96,155
Total current liabilities		194,173	162,126
Long-term indebtedness	11	3,146,384	3,187,152
Deferred tax liabilities		319,757	325,893
Other long-term financial liabilities		31,430	35,499
Other long-term liabilities		400,812	410,587
Total liabilities		4,092,556	4,121,257

Shareholders’ Equity
Share capital	12	155,698	155,698
Accumulated earnings		1,308,247	1,266,514
Reserves		25,333	37,724
Total shareholders’ equity		1,489,278	1,459,936
Total liabilities and shareholders’ equity		$5,581,834	$5,581,193

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three months ended March 31

(in thousands of Canadian dollars)	Notes	2021	2020
Cash flows from operating activities
Net income (loss)		$41,733	$(278,088)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		50,367	55,607
Amortization		4,115	4,311
Tax expense (recovery)		21,765	(3,800)
Interest expense		41,995	54,734
Interest income		(433)	(4,246)
(Gain) loss on foreign exchange		(35,113)	290,692
Loss on changes in fair value of financial instruments		25,124	43,772
Share-based compensation		1,711	2,595
Loss on disposal of assets		673	221
Other		(20,177)	(15,147)
Income taxes paid, net of income taxes received	17	(30,635)	(10,906)
Interest paid, net of interest received	17	(18,453)	(33,759)
Operating assets and liabilities	17	16,790	2,524
Net cash from operating activities		99,462	108,510

Cash flows used in investing activities
Purchases for satellite programs		(16,746)	(888)
Purchase of property and other equipment		(3,708)	(647)
Purchase of intangible assets		—	(5)
Net cash used in investing activities		(20,454)	(1,540)

Cash flows used in financing activities
Repayment of indebtedness	17	—	(6,397)
Payments of principal on lease liabilities	17	(605)	(346)
Satellite performance incentive payments	17	(1,733)	(1,765)
Government grant received		—	4,009
Net cash used in financing activities		(2,338)	(4,499)
Effect of changes in exchange rates on cash and cash equivalents		(11,957)	74,977
Increase in cash and cash equivalents		64,713	177,448
Cash and cash equivalents, beginning of period		818,378	1,027,222
Cash and cash equivalents, end of period		$883,091	$1,204,670

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. Headquartered in Ottawa, Canada, the Company’s state-of-the-art fleet consists of 15 geostationary satellites and the Canadian payload on ViaSat-1.

The Company has commenced the development of a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience.

As at March 31, 2021, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat Canada.

On May 13, 2021, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The financial statements should be read in conjunction with the December 31, 2020 consolidated financial statements of Telesat Canada. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2020. The results of operations for the three months ended March 31, 2021 and 2020 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION (cont.)

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

3. CHANGES IN ACCOUNTING POLICIES

Interest rate benchmark reform — Phase 2

The Company has adopted Interest rate benchmark reform — Phase 2 (Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts and IFRS 16 Lease). The amendments enable entities to reflect the effects of transitioning from benchmark interest rates, such as inter-bank offered rates (“IBOR”) to alternative benchmark interest rates. As a result of the Phase 2 amendments relief, changes to contractual cash flows as a direct consequence of IBOR reform will not result in an immediate gain or loss in the statement of income.

Interest rates on certain indebtedness of the Company are determined by reference to benchmark rates. Similarly, benchmark rates are used in the calculation of the fair value of certain financial assets and liabilities. As none of the benchmark interest rates used by the Company have yet been transitioned to an alternative benchmark rate, there is no impact on its financial statements.

The Company has determined that the largest impact of the alternative benchmark rates will be relating to the Term Loan B Facility and the interest rate swaps.

The risks identified are not expected to cause any major changes in the Company’s risk management strategy.

4. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the International Accounting Standards Board (“IASB”) issued amendments to IAS 1, Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policies rather than their significant accounting policies.

The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements and that accounting policy information may be material because of its nature, even if the related amounts are immaterial. On the other hand, although a transaction, other event or condition to which the accounting policy information relates may be material, it does not necessarily mean that the corresponding accounting policy information is material to the entity’s financial statements.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted.

The changes will only impact the level of disclosures within the Company’s financial statements.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is currently evaluating the impact of the amendment.

There are no other new and amended standards determined to be applicable to Telesat.

5. SEGMENT INFORMATION

Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

Three months ended March 31,	2021	2020
Broadcast	$98,953	$101,623
Enterprise	88,622	102,129
Consulting and other	2,917	4,921
Revenue	$190,492	$208,673

Equipment sales included within the various services were as follows:

Three months ended March 31,	2021	2020
Enterprise	$5,540	6,044
Total equipment sales	$5,540	$6,044

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

Three months ended March 31,	2021	2020
Canada	$87,771	$92,685
United States	70,162	75,928
Europe, Middle East & Africa	9,447	12,561
Latin America & Caribbean	14,677	17,402
Asia & Australia	8,435	10,097
Revenue	$190,492	$208,673

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION (cont.)

For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at,	March 31, 2021	December 31, 2020
Canada	$633,694	$624,303
Europe, Middle East & Africa	598,494	619,959
United States	65,773	71,659
All others	2,326	2,605
Satellites, property and other equipment	$1,300,287	$1,318,526
As at,	March 31, 2021	December 31, 2020
Canada	$714,546	$718,880
United States	37,920	38,448
Latin America & Caribbean	13,392	15,114
All others	6,523	6,748
Intangible assets	$772,381	$779,190

Other long-term assets by geographic regions were allocated as follows:

As at,	March 31, 2021	December 31, 2020
Canada	$9,430	$9,470
Europe, Middle East & Africa	403	452
Other long-term assets	$9,833	$9,922

Goodwill was not allocated to geographic regions.

Major Customers

For the three months ended March 31, 2021 and 2020, there were two significant customers each representing more than 10% of consolidated revenue.

6. OPERATING EXPENSES

Three months ended March 31,	2021	2020
Compensation and employee benefits(a)	$22,206	$21,083
Other operating expenses(b)	8,002	14,815
Cost of sales(c)	9,746	9,578
Operating expenses	$39,954	$45,476

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the three months ended March 31, 2021 included $0.5 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the leases liabilities (Three months ended March 31, 2020 — $0.5 million).

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

7. INTEREST EXPENSE

Three months ended March 31,	2021	2020
Interest on indebtedness	$32,191	$47,574
Interest on derivative instruments	3,571	(3)
Interest on satellite performance incentive payments	602	772
Interest on significant financing component	4,959	5,803
Interest on employee benefit plans	324	261
Interest on leases	348	327
Interest expense	$41,995	$54,734

8. INCOME TAXES

Three months ended March 31,	2021	2020
Current tax expense	$24,119	$5,290
Deferred tax recovery	(2,354)	(9,090)
Tax expense (recovery)	$21,765	$(3,800)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Three months ended March 31,	2021	2020
Income (loss) before tax	$63,498	$(281,888)
Multiplied by the statutory income tax rates	26.46%	26.56%
	16,802	(74,870)
Income tax recorded at rates different from the Canadian tax rate	(2,815)	(3,231)
Permanent differences	5,961	38,227
Effect of temporary differences not recognized as deferred tax assets	1,820	35,260
Other	(3)	814
Tax expense (recovery)	$21,765	$(3,800)
Effective income tax rate	34.28%	1.35%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the three months ended March 31, 2021, the Company had additions of $43.0 million (March 31, 2020 — $7.5 million) related to acquisitions associated with the LEO program (March 31, 2020 — property and other equipment).

10. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at March 31, 2021 were as follows:

Remainder 2021	2022	2023	2024	2025	Thereafter	Total
$2,776	$3,276	$3,230	$3,098	$2,824	$35,574	$50,778

The undiscounted contractual cash flows included $16.1 million of interest payments.

In addition, there were certain leases which were signed but not capitalized as at March 31, 2021. Based upon the assessed lease term, the expected undiscounted cash flows totaled $0.1 million.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. INDEBTEDNESS

	March 31, 2021	December 31, 2020
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (March 31, 2021 and December 31, 2020 – US$1,552,815)	1,950,646	1,975,957
Senior Notes (US$550,000)	690,910	699,875
4.875% Senior Secured Notes (US$400,000)	502,480	509,000
	3,144,036	3,184,832
Add: deferred financing costs, prepayment options and loss on repayment	2,348	2,320
	3,146,384	3,187,152
Less: current indebtedness	—	—
Long-term indebtedness	$3,146,384	$3,187,152

On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer (together with Telesat Canada, the “Co-Issuers”), issued US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing on December 6, 2026 (the “5.625% Senior Secured Notes” and such offering, the “Debt Offering”).

The 5.625% Senior Secured Notes bear interest from the issue date, payable on June 1 and December 1 of each year, commencing on December 1, 2021, to holders of record on the immediately preceding May 15 or November 15, as the case may be.

The indenture governing the 5.625% Senior Secured Notes includes covenants and terms that restrict Telesat Canada’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 5.625% Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in such indenture.

12. SHARE CAPITAL

The number of shares and stated value of the outstanding shares as at March 31, 2021 and December 31, 2020 were as follows:

	Number of shares	Stated value
Common Shares	74,252,460	$26,580
Voting Participating Preferred Shares	7,034,444	48,246
Non-Voting Participating Preferred Shares	38,508,117	80,862
Director Voting Preferred Shares	1,000	10
Share capital		$155,698

Stock Option Cancellation

In April 2021, 6,197,776 issued and outstanding, vested and unvested stock options were cancelled.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. SHARE CAPITAL (cont.)

Restricted Share Unit Plan

In April 2021, the Company approved the adoption of a restricted share unit (“RSU”) plan. A total of 3,660,000 Non-Voting Participating Preferred Shares are reserved for issuance upon vesting of the RSUs awarded under the RSU Plan, provided that the aggregate number of Non-Voting Participating Preferred Shares issuable under the RSU Plan (and under all other share compensation arrangements) does not exceed 10% of the total number of Non-Voting Participating Preferred Shares outstanding from time to time (on a non-diluted basis).

As of the date of filing, 3,530,000 RSUs were granted under the RSU Plan with 130,000 remaining RSUs available for grant under the RSU Plan.

13. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the Telesat Lightspeed Constellation.

For the three months ended March 31, 2021, the Company recorded $1.6 million relating to the agreement (Three months ended March 31, 2020 — $1.0 million).

Of the amount recorded in the three months ended March 31, 2021, $0.8 million was recorded as a reduction to satellites, property and other equipment and $0.8 million was recorded as a reduction to operating expenses (Three months ended March 31, 2020 — $0.7 million as a reduction to operating expenses and $0.3 million was recorded as a reduction in prepaid expenses and other current assets).

14. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities and the 4.875% Senior Secured Notes are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries. If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at March 31, 2021, the first lien net leverage ratio was 3.42:1.00, which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk on variable interest rate debt through the use of interest rate swaps (Note 15).

15. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at March 31, 2021.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at March 31, 2021, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $946.4 million (December 31, 2020 — $924.2 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at March 31, 2021, North American and International customers made up 43% and 57% of the outstanding trade receivable balance, respectively (December 31, 2020 — 50% and 50%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at March 31, 2021 was $2.9 million (December 31, 2020 — $7.3 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at March 31, 2021 and December 31, 2020, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,144.0 million and $3,184.8 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment.

As at March 31, 2021, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) net income by $153.9 million (December 31, 2020 — $158.5 million) and decreased (increased) other comprehensive income by $37.0 million (December 31, 2020 — $35.6 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at March 31, 2021, two interest rate swaps of US$450 million each, with expiration terms of September 2021 and September 2022, were outstanding to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, of 1.95% and 2.04%.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income of $1.2 million for the three months ended March 31, 2021.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

The contractual maturities of financial liabilities as at March 31, 2021 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2021	2022	2023	2024	2025	Thereafter
Trade and other payables	$46,733	$46,733	$46,733	$—	$—	$—	$—	$—
Customer and other deposits	1,765	1,765	1,347	17	81	96	82	142
Satellite performance incentive payments	35,756	44,390	6,897	8,253	7,421	5,843	3,093	12,883
Other financial liabilities	3,034	3,034	3,034	—	—	—	—	—
Interest rate swaps	14,293	14,576	9,027	5,549	—	—	—	—
Indebtedness(1)	3,172,909	3,942,525	112,447	126,911	126,911	127,001	125,968	3,323,287
	$3,274,490	$4,053,023	$179,485	$140,730	$134,413	$132,940	$129,143	$3,336,312

(1)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$344	$8,841
Indebtedness	$28,873	$798,489

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at March 31, 2021	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$883,091	$883,091	$883,091	Level 1
Trade and other receivables	—	43,593	43,593	43,593	(3)
Other current financial assets	—	438	438	438	Level 1
Other long-term financial assets(1)	1,652	17,641	19,293	19,293	Level 1, Level 2
Trade and other payables	—	(46,733)	(46,733)	(46,733)	(3)
Other current financial liabilities	(10,723)	(41,567)	(52,290)	(54,184)	Level 2
Other long-term financial liabilities	(3,570)	(27,860)	(31,430)	(31,989)	Level 2
Indebtedness(2)	—	(3,144,036)	(3,144,036)	(3,065,373)	Level 2
	$(12,641)	$(2,315,433)	$(2,328,074)	$(2,251,864)

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

As at December 31, 2020	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$818,378	$818,378	$818,378	Level 1
Trade and other receivables	—	51,928	51,928	51,928	(3)
Other current financial assets	—	448	448	448	Level 1
Other long-term financial assets(1)	30,266	23,159	53,425	53,425	Level 1, Level 2
Trade and other payables	—	(30,091)	(30,091)	(30,091)	(3)
Other current financial liabilities	(12,581)	(23,299)	(35,880)	(37,921)	Level 2
Other long-term financial liabilities	(5,448)	(30,051)	(35,499)	(36,357)	Level 2
Indebtedness(2)	—	(3,184,832)	(3,184,832)	(3,214,543)	Level 2
	$12,237	$(2,374,360)	$(2,362,123)	$(2,394,733)

(1)      Other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

(3)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities and 4.875% Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at March 31, 2021, cash and cash equivalents included $64.7 million (December 31, 2020 — $130.4 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at March 31, 2021 and December 31, 2020, the discount rate used was 4.6% and 4.4%, respectively.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at,	March 31, 2021	December 31, 2020
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	95.75%	98.88%
Senior Notes	100.33%	104.76%
4.875% Senior Secured Notes	100.39%	103.64%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at March 31, 2021 ranged from 0.06% to 1.21% (December 31, 2020 — 0.08% to 0.54%).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at March 31, 2021	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(10,723)	$(3,570)	$(14,293)
Prepayment options	1,652	—	—	1,652
	$1,652	$(10,723)	$(3,570)	$(12,641)
As at December 31, 2020	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(12,581)	$(5,448)	$(18,029)
Prepayment options	30,266	—	—	30,266
	$30,266	$(12,581)	$(5,448)	$12,237

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2020 and January 1, 2021	$12,237
Unrealized gains (losses) on derivatives
Prepayment options	(28,678)
Interest rate swaps	3,554
Impact of foreign exchange	246
Fair value, March 31, 2021	$(12,641)

16. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income (loss) was as follows:

Three months ended March 31,	2021		2020
	Pension	Other	Pension	Other
Operating expenses	$1,973	$41	$1,797	$36
Interest expense	$186	$138	$106	$155

No amounts were recorded on the statements of comprehensive income (loss) for the three months ended March 31, 2021 or 2020.

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities were as follows:

As at,	March 31, 2021	December 31, 2020
Pension benefits	$22,854	$22,070
Other post-employment benefits	25,826	25,914
Accrued benefit liabilities	$48,680	$47,984

17. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at March 31,	2021	2020
Cash	$818,394	$643,943
Short-term investments(1)	64,697	560,727
Cash and cash equivalents	$883,091	$1,204,670

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Three months ended March 31,	2021	2020
Income taxes paid	$(30,681)	$(11,305)

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

Income taxes received	46	399
	$(30,635)	$(10,906)

Interest paid, net of interest received was comprised of the following:

Three months ended March 31,	2021	2020
Interest paid	$(19,026)	$(38,281)
Interest received	573	4,522
	$(18,453)	$(33,759)

The reconciliation of the liabilities arising from financing activities was as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2021	$3,187,152	$37,574	$29,051
Cash outflows	—	(1,733)	(605)
Amortization of deferred financing costs, prepayment options and loss on repayment	28	—	—
Non-cash additions/adjustments	—	—	6,083
Interest paid	—	—	(348)
Interest accrued	—	—	348
Other	—	25	14
Impact of foreign exchange	(40,796)	(454)	(86)
Balance as at March 31, 2021	$3,146,384	$35,412	$34,457
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2020	$3,712,799	$46,951	$28,582
Cash outflows	(6,397)	(1,765)	(346)
Amortization of deferred financing costs and prepayment options	97	—	—
Non-cash additions	—	—	1,631
Interest paid	—	—	(440)
Interest accrued	—	—	327
Other	—	57	(13)
Impact of foreign exchange	306,119	3,774	431
Balance as at March 31, 2020	$4,012,618	$49,017	$30,172

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The net change in operating assets and liabilities was comprised of the following:

Three months ended March 31,	2021	2020
Trade and other receivables	$18,164	$(4,340)
Financial assets	452	(265)
Other assets	(3,301)	2,845
Trade and other payables	531	1,742
Financial liabilities	1,031	(93)
Other liabilities	(87)	2,635
	$16,790	$2,524

Non-cash investing activities were comprised of:

Three months ended March 31,	2021	2020
Satellites, property and other equipment	$23,101	$6,021

18. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at March 31, 2021:

	Remaining 2021	2022	2023	2024	2025	Thereafter	Total
Property leases	$955	$1,168	$1,153	$1,139	$1,058	$13,658	$19,131
Capital commitments	116,788	34,608	73,237	12,436	—	—	237,069
Other operating commitments	30,970	6,649	5,496	4,552	3,967	11,291	62,925
	$148,713	$42,425	$79,886	$18,127	$5,025	$24,949	$319,125

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2021 to 2039.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed Constellation and other capital expenditures. The total outstanding commitments as at March 31, 2021 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at March 31, 2021, customer prepayments of $399.1 million (December 31, 2020 — $414.1 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Other than the legal proceedings disclosed in Note 31 of the Company’s December 31, 2020 consolidated statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

19. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives and Board level directors consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the periods presented.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. RELATED PARTY TRANSACTIONS (cont.)

During the periods presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sales of goods and services		Purchase of goods and services
Three months ended March 31,	2021	2020	2021	2020
Revenue	$32	$34	$—	$—
Operating expenses	$—	$—	$1,593	$1,651

The following balances were outstanding with Loral at the end of the periods presented below:

	Amounts owed by related parties		Amounts owed to related parties
As at,	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Current receivables/payables	$14	$—	$—	$105

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three months ended March 31, 2021 were $1.2 million (March 31, 2020 — $1.4 million).

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Canada’s unaudited interim condensed consolidated financial statements beginning at Page 1 of this Quarterly Report.

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Canada’s unaudited interim condensed consolidated financial statements included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to May 13, 2021, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “well positioned,” “project,” “targeted,” “intend,” “pursue” or “outlook” or other variations of these words. These statements or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on March 4, 2021 as well as Telesat’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to these documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to deploy successfully an advanced, global low earth orbit (“LEO”) constellation, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunication services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including the impact of COVID-19 pandemic on our business and the business of our customers and suppliers, potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We undertake no obligation to update any forward-looking statements.

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

As at March 31, 2021, we provided satellite services to customers from our fleet of 15 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We have commenced the development of what we believe will be the world’s most advanced constellation of low earth orbit satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We also installed ground infrastructure at our teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor and variable operating expenses, which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense is significant and arises principally from our Senior Secured Credit Facilities, 4.875% Senior Secured Notes and Senior Notes. Foreign exchange gains or losses incurred on the translation our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment options on our Senior Notes and the prepayment option on our 4.875% Senior Secured Notes remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

OPERATING HIGHLIGHTS

Pending Roll-Up Transaction

On November 23, 2020, Telesat Canada, a Canadian corporation, entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Loral Space & Communications Inc., a Delaware corporation (“Loral”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario,

Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“New Telesat”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Loral (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP Investments (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of New Telesat and/or units of Telesat Partnership that will be exchangeable for common shares of New Telesat.

In furtherance of the transaction, on April 26, 2021, New Telesat and Telesat Partnership filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission.

On closing of the transaction, the shares of Telesat Corporation will be listed on the Nasdaq Global Select Market. The transaction is expected to close in the third quarter of 2021, subject to the receipt of required regulatory approvals, the approval of Loral’s stockholders and other customary conditions.

Further Development of the Telesat Lightspeed Constellation

We continue to advance our Telesat Lightspeed plans.

On February 9, 2021, we announced that we entered into an agreement with Thales Alenia Space (“TAS”) to be the prime manufacturer of the Telesat Lightspeed constellation and that TAS and its affiliate Telespazio have made a Lightspeed capacity commitment in connection with the agreement. Under the terms of the agreement, the parties provided for continued advancement of the program while we progress the financing for the project. The execution of the definitive manufacturing agreement, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing for the program.

On February 18, 2021, we announced that we selected MDA to manufacture the phased array antennas to be incorporated into the Lightspeed satellites. Under the terms of the agreement we executed with MDA, the parties provided for continued advancement of the program while we progress the financing for the project.

On February 18, 2021, we also announced that we have entered into a Memorandum of Understanding (“MOU”) with the Government of Québec for an investment of $400 million into Telesat Lightspeed. Under the terms of the MOU, the investment by the Government of Québec will consist of $200 million in preferred equity as well as a $200 million loan. It is expected that a final agreement will be completed in the coming months. The Government of Québec’s $400 million investment is subject to a number of conditions, including financing and the entering into of a further, definitive agreement.

There are numerous risks and uncertainties associated with our business, including our planned Telesat Lightspeed constellation.

COVID-19

Although the COVID-19 pandemic has had limited impact on our ability to operate our business, our customers in the maritime and aeronautical markets have been significantly impacted by the pandemic. At the request of some of these customers, we amended the terms of certain of their contracts to mitigate the adverse financial impact COVID-19 is having on their respective businesses. These arrangements have had and will continue to have an adverse impact on our revenues in the near term. While not sufficient to offset the adverse impacts referred to above, we experienced some increased demand for services as a result of COVID-19, primarily for rural broadband connectivity services.

SUBSEQUENT EVENTS

Debt Offering

On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer (together with Telesat Canada, the “Co- Issuers”), issued US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing on December 6, 2026 (the “5.625% Senior Secured Notes” and such offering, the “Debt Offering”).

The 5.625% Senior Secured Notes bear interest from April 27, 2021, payable on June 1 and December 1 of each year, commencing on December 1, 2021, to holders of record on the immediately preceding May 15 or November 15, as the case may be.

The indenture governing the 5.625% Senior Secured Notes includes covenants and terms that restrict Telesat Canada’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 5.625% Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in such indenture.

Telesat intends to use the net proceeds from the Debt Offering to fund additional investment into one or more unrestricted subsidiaries for the development of Telesat Lightspeed, for the payment of fees and expenses related to the Debt Offering, and if the funding needs of Telesat Lightspeed are less than currently anticipated, for general corporate purposes.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand.

After decades of developing and successfully operating our geosynchronous orbit-based satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by developing Telesat Lightspeed, which we believe will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we move through 2021, we remain focused on increasing the utilization of our existing satellites, the development of Lightspeed, identifying and pursuing opportunities to invest in expansion satellite capacity, and leveraging the value of our spectrum rights, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net income for the three months ended March 31, 2021, was $41.7 million compared to net loss of $278.1 million for the same period in the prior year. The positive variation of $319.8 million was primarily as a result of the U.S. dollar weakening against the Canadian dollar which positively impacted the translation of our U.S. dollar denominated indebtedness into Canadian dollars, resulting in a foreign exchange gain.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2021	March 31, 2021	December 31, 2020
US$ to CAD$ spot rate	—	1.2562	1.2725
US$ to CAD$ average rate	1.2747	—	—
	Q1 2020	March 31, 2020	December 31, 2019
US$ to CAD$ spot rate	—	1.4062	1.2990
US$ to CAD$ average rate	1.3211	—	—

Revenue

	Three months ended March 31,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2021	2020
Broadcast	$99.0	$101.6	(2.6)%
Enterprise	88.6	102.1	(13.2)%
Consulting and other	2.9	4.9	(40.7)%
Revenue	$190.5	$208.7	(8.7)%

Total revenue for the three months ended March 31, 2021, decreased by $18.2 million to $190.5 million compared to $208.7 million, when compared to the same period in the prior year.

Revenue from Broadcast services decreased by $2.7 million for the three months ended March 31, 2021, when compared to the same period in the prior year. The decrease was mainly due to an unfavorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent for the three months ended March 31, 2021, combined with a slight reduction of service for one of our North American DTH customers.

Revenue from Enterprise services decreased by $13.5 million for the three months ended March 31, 2021, when compared to the same period in the prior year. The decrease was primarily due to an unfavorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent for the three months ended March 31, 2021. This was combined with the impact of the COVID-19 pandemic on certain of our customers.

Consulting and other revenue decreased by $2.0 million for the three months ended March 31, 2021, when compared to the same period in the prior year. The decrease was primarily due the end of a significant consulting agreement.

Expenses

	Three months ended March 31,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2021	2020
Depreciation	$50.4	$55.6	(9.4)%
Amortization	4.1	4.3	(4.5)%
Operating expenses	40.0	45.5	(12.1)%
Other operating losses, net	0.7	0.2	204.5%
Total expenses	$95.1	$105.6	(9.9)%

Depreciation

Depreciation of satellites, property and other equipment decreased by $5.2 million for the three months ended March 31, 2021, when compared to the same period in the prior year. The decrease in depreciation was primarily due to the end of useful life, for accounting purposes, of our Anik F1R satellite in the fourth quarter of 2020.

Amortization

Amortization of intangible assets decreased by $0.2 million for the three months ended March 31, 2021, when compared to the same period in the prior year.

Other Operating Losses, Net

Other operating losses, net increased by $0.5 million for the three months ended March 31, 2021, when compared to the same period in the prior year. Operating loss for the three months ended March 31, 2021 and 2020 related to loss on disposal of assets.

Operating Expenses

	Three months ended March 31,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2021	2020
Compensation and employee benefits	$22.2	$21.1	5.3%
Other operating expenses	8.0	14.8	(46.0)%
Cost of sales	9.7	9.6	1.8%
Operating expenses	$40.0	$45.5	(12.1)%

Total operating expenses decreased by $5.5 million for the three months ended March 31, 2021, when compared to the same period in the prior year.

Compensation and employee benefits increased by $1.1 million for the three months ended March 31, 2021, in comparison to the same period in the prior year. The increase was primarily due to higher wages due to the hiring of additional employees primarily to support our Telesat Lightspeed program. This was partially offset by higher capitalized engineering costs.

Other operating expenses decreased by $6.8 million for the three months ended March 31, 2021, in comparison to the same period in the prior year. The decrease was primarily due to the reversal of a bad debt provision in the current quarter compared to a bad debt provision in the same period in the previous year.

Cost of sales increased by $0.2 million for the three months ended March 31, 2021, when compared to the same period in the prior year. The increase was primarily due to higher third party services, partially offset by lower cost of equipment sales.

Interest Expense

	Three months ended March 31,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2021	2020
Debt service costs	$35.8	$47.6	(24.8)%
Interest expense on significant financing component	5.0	5.8	(14.5)%
Interest expense on satellite performance incentive payments	0.6	0.8	(22.0)%
Interest expense on employee benefit plans	0.3	0.3	24.1%
Interest expense on leases	0.3	0.3	6.4%
Interest expense	$42.0	$54.7	(23.3)%

Interest expense included interest related to our debt, as well as, interest related to our derivative instruments, significant financing on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, decreased by $11.8 million for the three months ended March 31, 2021, when compared to the same period in the prior year. The decrease in debt service costs was primarily due to lower average interest rates on our Senior Secured Credit Facilities, combined with declining balances of debt due to the repayment of US$344.4 million, which occurred in December 2020. This was partially offset by higher net interest paid on our interest rate swaps, when compared to the same period in the prior year.

Interest expense on significant financing component decreased by $0.8 million for the three months ended March 31, 2021, when compared to the same period in the prior year. The decrease in interest expense was primarily due to lower average prepayment balances for revenue agreements with a significant financing component.

Interest on satellite performance incentive payments decreased by $0.2 million for the three months ended March 31, 2021, when compared to the same period in the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans increased by $0.1 million for the three months ended March 31, 2021, when compared to the same period in the prior year.

Interest expense on leases was essentially unchanged for the three months ended March 31, 2021, when compared to the same period in the prior year.

Interest and Other Income

	Three months ended March 31,
(in millions of Canadian dollars)	2021	2020
Interest and other income	$0.1	$4.3

Interest and other income decreased by $4.1 million for the three months ended March 31, 2021, when compared to the same period in the prior year. The decrease was primarily due to a decrease in interest rates on cash and short-term investment balances, partially offset by an increase due to higher average cash and cash equivalent balances in 2021.

Foreign Exchange and Derivatives

	Three months ended March 31,
(in millions of Canadian dollars)	2021	2020
Loss on changes in fair value of financial instruments	$(25.1)	$(43.8)
Gain (loss) on foreign exchange	$35.1	$(290.7)

The $25.1 million loss on changes in fair value of financial instruments for the three months ended March 31, 2021, represented a positive change of $18.6 million compared to the prior year. The loss on changes in fair value of financial instruments primarily reflected changes in the fair values of our interest rate swaps, and prepayment options on our 6.5% Senior Notes and 4.875% Senior Secured Notes.

The foreign exchange gain for the three months ended March 31, 2021, was $35.1 million compared to a foreign exchange loss of $290.7 for the same period in 2020 resulting in a positive change of $325.8 million.

The gain for the three months ended March 31, 2021 was primarily due to a weaker U.S. dollar to Canadian dollar spot rate as at March 31, 2021 ($1.2562) compared to the spot rate as at December 31, 2020 ($1.2725) and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.

The loss for the three months ended March 31, 2020 was primarily due to a stronger U.S. dollar to Canadian dollar spot rate at March 31, 2020 ($1.4062) compared to the spot rate at December 31, 2019 ($1.2990) and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

Income Taxes

	Three months ended March 31,
(in millions of Canadian dollars)	2021	2020
Current tax expense	$24.1	$5.3
Deferred tax recovery	(2.4)	(9.1)
Tax expense (recovery)	$21.8	$(3.8)

The tax expense for the three months ended March 31, 2021 increased by $25.6 million primarily due to gains on foreign exchange and certain financial instruments, and lower interest expense in 2021.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at March 31, 2021, our contracted backlog was approximately $2.5 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog as at March 31, 2021 to be recognized as follows:

(in millions of Canadian dollars)	Remaining 2021	2022	2023	2024	2025	Thereafter
Backlog	$488.4	$522.8	$437.8	$306.2	$217.3	$571.1

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at March 31, 2021, we had $883.1 million of cash and short-term investments, including $642.0 million held in unrestricted subsidiaries, as well as approximately $200.0 million U.S. dollars (or Canadian dollar equivalent) borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the three months ended March 31, 2021, was $99.5 million, a decline of $9.0 million from the same period in the prior year. The decline was principally due to higher income taxes paid combined with lower operating income. This was partially offset by lower interest paid on indebtedness and an increase in cash flows from operating assets and liabilities.

Cash Flows used in Investing Activities

Cash used in investing activities for the three months ended March 31, 2021 was $20.5 million. This consisted of $16.7 million on purchases associated with the Telesat Lightspeed constellation and $3.7 million of payments for property and other equipment.

Cash used in investing activities for the three months ended March 31, 2020 was $1.5 million. This consisted of $0.9 million of expenditures on satellite programs and $0.6 million of payments for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the three months ended March 31, 2021 was $2.3 million. This was principally due to payments on the satellite performance incentive liabilities.

Cash used in financing activities for the three months ended March 31, 2020 was $4.5 million. This was principally due to repayments on our Senior Secured Credit Facilities as well as satellite performance incentive payments. This was partially offset by funds received in connection with our government grant.

Government Grant

In 2019, we entered into an agreement with the Government of Canada (“GoC”) pursuant to which the GoC would contribute up to $85 million to support the development of the Telesat Lightspeed constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the Government of Canada, including commitments to conduct over $200 million of research and development activities in Canada as well as to expansion of its Canadian workforce.

The costs that were incurred in connection with this program to date are summarized below:

(in millions of Canadian dollars)	3-months ended March 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019	Costs incurred prior to 2019
Satellites, property and other equipment	$34.8	$75.4	$7.6	$—
Intangible assets	—	—	24.3	46.1
Total capital expenditures	34.8	75.4	31.9	46.1
Operating expenses	6.4	21.1	7.1	8.2
Total costs incurred	$41.2	$96.5	$39.0	$54.3

The following claims against the government grant have been made to date against the costs incurred associated with the program:

(in millions of Canadian dollars)	3-months ended March 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Satellites, property and other equipment	$0.8	$8.0	$—
Intangible assets	—	—	3.3
Total claims against capital expenditures	0.8	8.0	3.3
Operating expenses	0.8	4.0	1.7
Total claims	$1.6	$12.0	$5.0

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at March 31, 2021, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements. This includes the commitments we have made to date for our Telesat Lightspeed program, but does not include the capital that would be required to complete construction of the constellation.

The construction of any satellite replacement or expansion program will require significant capital expenditures, in particular our planned Telesat Lightspeed constellation which we currently estimate will require a capital investment of approximately US$5 billion for satellites, launch vehicles, insurance, and related ground systems. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under our Senior Secured Credit Facilities; vendor financing; equity investments, including through the issuance of public equity; export credit agency financing; additional secured or unsecured debt financing; proceeds received from repurposing C-band spectrum; and from government sources. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite programs.

We are developing our planned Telesat Lightspeed Constellation in Unrestricted Subsidiaries (as defined in our Credit Agreement and Indentures) and we expect to complete the development of, fund, and operate our planned Telesat Lightspeed Constellation through current or future Unrestricted Subsidiaries.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at March 31, 2021, other than approximately $0.3 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a US$1,908.5 million facility maturing in December 2026.

As at March 31, 2021, US$1,552.8 million of this facility was outstanding, which represents the full amount available. The borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%. In December 2020, a prepayment of US$341.4 million was made on the U.S. TLB Facility.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments will no longer be required.

4.875% Senior Secured Notes

Our 4.875% Secured Senior Notes, in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our 4.875% Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the 4.875% Senior Secured Notes indenture.

Senior Notes

Our Senior Notes, in the amount of US$550 million, bear interest at an annual rate of 6.5% and are due in October 2027. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the Senior Notes indenture.

As at March 31, 2021, we were in compliance with the financial covenants of our Senior Secured Credit Facilities, the indenture governing our Senior Notes and the indenture governing our 4.875% Senior Secured Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, LIBOR, BA rates and the applicable margins of our Senior Secured Credit Facilities. Our interest expense for the year ending December 31, 2021, is expected to be approximately $140.1 million. The interest expense excludes the amortization of our deferred financing costs, prepayment options and loss on repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at March 31, 2021, we had two outstanding interest rate swaps which hedge the interest rate risk on $900.0 million of U.S. denominated Term Loan B borrowings. As at March 31, 2021, the fair value of the interest rate swaps was a liability of $14.3 million. These contracts, which mature in September 2021 and September 2022, are at fixed interest rates of 1.95% and 2.04%, respectively, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes and the prepayment option on our 4.875% Senior Secured Notes. As at March 31, 2021, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $0.9 million and the embedded derivative related to the prepayment option on our 4.875% Senior Secured Notes was an asset of $0.7 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income (loss) as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Capital Expenditures

We have entered into contracts for the development of our Telesat Lightspeed Constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately $237.1 million as of March 31, 2021. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes us to foreign exchange risks.

For the three month period ended March 31, 2021, we recorded a mainly non-cash foreign exchange gain of approximately $35.1 million due to a weaker U.S. to Canadian dollar spot rate ($1.2562) compared to December 31, 2020 ($1.2725).

For the three month period ended March 31, 2020, we recorded a mainly non-cash foreign exchange loss of approximately $290.7 million due to a stronger U.S. to Canadian dollar spot rate ($1.4062) compared to December 31, 2019 ($1.2990).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Three months ended March 31,	2021	2020
Revenue	51.5%	51.2%
Operating expenses	38.6%	47.1%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at March 31, 2021, we have no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and (decreased) increased our net income as at March 31, 2021 by $157.2 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $41.0 million, increased (decreased) our net income by $6.3 million and decreased (increased) our other comprehensive loss by $34.7 million as at March 31, 2021.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three months ended March 31, 2021, as summarized in the table below:

(In millions of Canadian dollars)
Revenue	$4.9
Operating expenses	$0.8
Interest on our indebtedness	$1.8

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at March 31, 2021.

(CAD millions, beginning of period)	Q2 2021	2022	2023	2024	2025	Thereafter
U.S. TLB Facility	$1,950.6	$1,950.6	$1,950.6	$1,950.6	$1,950.6	$1,950.6
6.5% Senior Notes	690.9	690.9	690.9	690.9	690.9	690.9
4.875% Senior Secured Notes	502.5	502.5	502.5	502.5	502.5	502.5
U.S. dollar denominated debt balances	$3,144.0	$3,144.0	$3,144.0	$3,144.0	$3,144.0	$3,144.0

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on US$1,800.0 million of borrowings under our U.S. TLB Facility. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin. As at March 31, 2021, two of the interest rate swaps were outstanding to hedge the interest rate risk on US$900.0 million of borrowings under our U.S. TLB Facility. The outstanding contracts, which mature in September 2021 and September 2022, are at fixed interest rates of 1.95% and 2.04%, respectively, excluding applicable margin.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $1.2 million to our net income for the three months ended March 31, 2021.

As at March 31, 2021, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at March 31, 2021.

(CAD millions)	Q2 2021	2022	2023	2024	2025	Thereafter
U.S. TLB Facility(1)	$1,950.6	$1,950.6	$1,950.6	$1,950.6	$1,950.6	$1,950.6
Interest rate derivative variable to fixed(2)	(1,130.6)	(565.3)	—	—	—	—
Debt exposed to variable interest rate after interest rate derivatives	$820.1	$1,385.4	$1,950.6	$1,950.6	$1,950.6	$1,950.6

____________

(1)      U.S. TLB Facility is US dollar denominated and bears interest at LIBOR plus a spread.

(2)      US$900.0 million notional outstanding, variable rate is LIBOR. The weighted average fixed rate (before spread) varies by interest rate swap and ranges from 1.95% to 2.04%.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in CAD millions)	Twelve months ended March 31, 2021
Net income	$565.4
Impact of unrestricted subsidiaries	418.0
Consolidated income for Covenant Purposes	983.4
Plus:
Income taxes (Note 1)	(358.6)
Interest expense (Note 1)	165.5
Depreciation and amortization expense (Note 1)	228.3
Non-cash share-based compensation and pension expense	21.0
Other	37.2
Increased (decreased) by:
Non-cash gains on changes in fair value of financial instruments and swap obligations and cash losses on the value of swap obligations	(5.5)
Non-cash gains resulting from changes in foreign exchange rates	(380.6)
Consolidated EBITDA for Covenant Purposes	$690.7

Note 1:  Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt and Consolidated Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at March 31, 2021
U.S. dollar denominated debt
Term Loan B U.S Facility (US$)	$1,552.8
6.5% Senior Notes (US$)	550.0
4.875% Senior Secured Notes (US$)	400.0
2,502.8
Foreign exchange adjustment	641.2
Subtotal (CAD$)	3,144.0
Deferred financing costs and prepayment options (CAD$)	2.3
Indebtedness	$3,146.4
(in CAD$ millions)
Indebtedness	$3,146.4
Adjustments for covenant purposes:
Deferred financing costs and prepayment options (CAD$)	(2.3)
Add: lease liabilities	34.5
Consolidated Total Debt	3,178.5
Less: Cash and cash equivalents (max. $100 million US$)	(125.6)
Consolidated Total Debt for Covenant Purposes	$3,052.9

Consolidated Total Debt	$3,178.5
Less: Unsecured debt (6.5% Senior Notes)	(690.9)
Consolidated Total Secured Debt	2,487.6
Less: Cash and cash equivalents (max. $100 million US$)	(125.6)
Consolidated Total Secured Debt for Covenant Purposes	$2,362.0

As at March 31, 2021, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 4.42:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.42:1.00.

The consolidated EBITDA for covenant purposes for the former senior secured credit facilities for the twelve months ended December 31, 2020 was $695.5 million. Detailed information of the calculation is included in Item 5. Operating and Financial Review and Prospects — A. Operating results in the Telesat Canada Annual Report for the year December 31, 2020 on form 20-F filed with the SEC on March 4, 2021, which can be obtained on the SEC website at http://www.sec.gov.

FINANCIAL INFORMATION OF THE ISSUER, RESTRICTED AND UNRESTRICTED SUBSIDIARIES

Balance Sheet Data as of March 31, 2021 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$322.8	$660.1	$(29.5)	$953.5
Total assets	$6,809.0	$2,538.4	$(3,765.6)	$5,581.8
Current liabilities	$162.3	$61.4	$(29.5)	$194.2
Long-term debt, including current portion	$3,146.4	$—	$—	$3,146.4
Total liabilities	$4,059.7	$435.7	$(402.9)	$4,092.6
Shareholder’s equity	$2,749.3	$2,102.7	$(3,362.7)	$1,489.3

Statement of Income Data for the three months ended March 31, 2021 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries	Consolidating Adjustments	Consolidated
Revenue	$197.9	$0.4	$(7.7)	$190.5
Operating expenses	(39.5)	(8.2)	7.7	(40.0)
Depreciation	(50.3)	(0.1)	—	(50.4)
Amortization	(4.1)	—	—	(4.1)
Other operating gains (losses), net	(0.7)	—	—	(0.7)
Operating income (loss)	103.3	(7.9)	—	95.4
Income from equity investments	(12.1)	—	12.1	—
Interest expense	(42.0)	—	—	(42.0)
Interest and other income	—	0.1	—	0.1
Loss on changes in fair value of financial instruments	(25.1)	—	—	(25.1)
Gain on foreign exchange	32.2	(7.1)	10.0	35.1
Income (loss) before tax	56.3	(14.9)	22.1	63.5
Tax (expense) recovery	(22.9)	2.8	(1.7)	(21.8)
Net income (loss)	$33.4	$(12.1)	$20.4	$41.7

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 4 of our audited consolidated financial statements for the year ended December 31, 2020.

ACCOUNTING STANDARDS

Changes in Accounting Policies

Interest rate benchmark reform — Phase 2

We have adopted the Interest rate benchmark reform — Phase 2 (Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts and IFRS 16 Lease). The amendments enable entities to reflect the effects of transitioning from benchmark interest rates, such as inter-bank offered rates (“IBOR”) to alternative benchmark interest rates. As a result of the Phase 2 amendments relief, changes to contractual cash flows as a direct consequence of IBOR reform will not result in an immediate gain or loss in the statement of income.

Interest rates on certain of our indebtedness are determined by reference to benchmark rates. Similarly, benchmark rates are used in the calculation of the fair value of certain financial assets and liabilities. As none of the benchmark interest rates used by us have yet been transitioned to an alternative benchmark rate, there is no impact on our financial statements.

We have determined that the largest impact of the alternative benchmark rates will be relating to the Term Loan B — U.S. Facility as well as our interest rate swaps.

The risks identified are not expected to cause any major changes in the Company’s risk management strategy.

Future Changes in Accounting Policies

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policies rather than their significant accounting policies.

The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements and that accounting policy information may be material because of its nature, even if the related amounts are immaterial. On the other hand, although a transaction, other event or condition to which the accounting policy information relates may be material, it does not necessarily mean that the corresponding accounting policy information is material to the entity’s financial statements.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted.

The changes will only impact the level of disclosures within our financial statements.

We are currently evaluating the impact of the amendment.

There are no other new and amended standards determined to be applicable to us.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. Except as set forth below, there have been no material developments in those proceedings since the filing of that report.

On May 5, 2021, Guy Coffman filed a complaint (Civil Action No. 1:21-cv-04007, the “Coffman Complaint”) in the United States District Court for the Southern District of New York against Loral Space & Communications Inc. (“Loral”) and the members of its Board of Directors (the “Individual Defendants”). Also on May 5, 2021, Shiva Stein filed a complaint (Civil Action No. 1:21-cv-04018, the “Stein Complaint”) in the United States District Court for the Southern District of New York against Loral and the Individual Defendants. On May 7, 2021, Julia Marshall filed a complaint (Civil Action No. 1:21-cv-04128, the “Marshall Complaint” and, together with the Coffman Complaint and the Stein Complaint, the “Complaints”) in the United States District Court for the Southern District of New York against Loral, the Individual Defendants and Merger Sub (collectively, the “Loral Defendants”); the Marshall Complaint also names as defendants Telesat Canada, Telesat Corporation, Telesat Partnership and Telesat CanHoldCo (together, the “Telesat Defendants”) and PSP and Red Isle (the “PSP Defendants” and, together with the Loral Defendants and the Telesat Defendants, the “Defendants”).

The Complaints allege, among other things, that the Registration Statement on Form F-4 (the “Registration Statement”) filed in April 2021 with the SEC by Telesat Corporation and Telesat Partnership, which contained a preliminary proxy statement/prospectus of Loral for use in connection with soliciting stockholder approval of the Transaction, contained materially incomplete and misleading information. Specifically, the Complaints allege (i) violation by the Loral Defendants of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and SEC Rule 14(a)(9) in that the Registration Statement misrepresents or omits information concerning, among other things, financial projections of Loral and financial analyses of Loral’s financial advisor, LionTree Advisors LLC; and (ii) violation by the Individual Defendants, by virtue of their positions as controlling persons of Loral, of Section 20(a) of the Exchange Act in that they had the power to influence and control, and did influence and control, directly or indirectly, the decision making of Loral, including the content and dissemination of the various statements that plaintiffs contend are materially incomplete and misleading. In addition, the Coffman Complaint alleges a violation of Delaware law in that the Individual Defendants breached their fiduciary duty of candor/disclosure by approving and/or causing the alleged materially deficient Registration Statement to be disseminated. The Marshall Complaint also alleges violation by the Telesat Defendants and the PSP Defendants, by virtue of their positions as controlling persons, of Section 20(a) of the Exchange Act in that they had supervisory control over the composition of the Registration Statement and the information disclosed therein, as well as the information that they claim was omitted and/or misrepresented in the Registration Statement.

Each of the Complaints seeks, among other things, to enjoin Defendants from proceeding with, consummating or closing the Transaction, unless and until Defendants disclose the material information which plaintiffs claim has been omitted from the Registration Statement; awarding plaintiffs the costs and disbursements of their actions, including reasonable attorneys’ and expert fees and expenses; and such other and further equitable relief as the court may deem just and proper. In addition, the Coffman Complaint and the Stein Complaint seek that the Loral Defendants account to plaintiffs for all damages suffered as a result of their alleged wrongdoing. The Stein Complaint and the Marshall Complaint also seek rescission, to the extent already implemented, of the Transaction Agreement or any of the terms thereof, or granting to plaintiff rescissory damages. The Marshall Complaint also seeks a declaration that the Individual Defendants disseminate a Registration Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading and a declaration that Defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder.

The Telesat Defendants believe that they have, and intend vigorously to pursue, meritorious defenses to plaintiffs’ claims. There can be no assurance, however, that the Telesat Defendants’ defenses will be successful with respect to all or some of plaintiffs’ claims, that resolution of the lawsuits will not result in additional unanticipated expense to Telesat or that the lawsuits filed by plaintiffs will not cause a delay in consummation of the Transaction. Although no assurance can be provided, we do not believe that this matter will have a material adverse effect on Telesat Canada’s financial position or results of operations or on Telesat Canada’s ability to consummate the Transaction.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC. There have been no material changes to those risk factors since the filing of that report.

However, in that Annual Report under “Risks Related to Our Business” we identify one such risk as “Some of our satellites have experienced in-orbit anomalies and may in the future experience further anomalies that may affect their performance”. As previously reported Telstar 19 VANTAGE has suffered a number of failures of heaters that support the operation of two of the three batteries on the satellite. The satellite manufacturer is currently investigating the root cause of the anomaly. There is a risk that the satellite may experience additional heater failures. The functionality of the batteries and services on Telstar 19 VANTAGE have not been impacted by the failures thus far. Tests performed in orbit and on the ground have validated operational workarounds that Telesat can implement to maintain battery function in the event Telstar 19 VANTAGE were to suffer additional heater failures on the batteries

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

On April 16, 2021, Clare Copeland was appointed to the Audit Committee and Michael Boychuk was appointed as Committee Chair, following the passing of former Chair, Colin Watson, on April 7, 2021.

None.

Item 6. Exhibits

None.